UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of July, 2003

Commission File Number: 0-11378

TRANSGLOBE ENERGY CORPORATION
(Translation of registrant’s name into English)

#2900, 330 - 5th Avenue S.W., Calgary, AB T2P 0L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   ☒                       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Submitted herewith:

Material Change Form 27 Report dated July 15, 2003 – Press Release dated July 15, 2003 - TransGlobe Energy Corporation Announces Update on Republic of Yemen and Canadian Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation

	By:	/s/ David Ferguson________
David C. Ferguson
Vice President Finance & CFO
Date: July 15, 2003

MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898
2.	Date of Material Change: July 15, 2003
3.

News Release

A press release dated July 15, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CNN Newswire (Canada and U.S. disclosure package) on July 15, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On July 15, 2003, TransGlobe announced a successful field extension well at Tasour #10 on Block 32 in the Republic of Yemen and commencement of the natural gas exploration drilling program in Canada.

5.	Full Description of Material Change: See the attached press release.
6.	Reliance on Confidentiality Provisions: Not Applicable
7.	Omitted Information: Not Applicable
8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED July 15, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David C. Ferguson David C. Ferguson Vice President, Finance and CFO

NEWS RELEASE FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE
ON REPUBLIC OF YEMEN AND CANADIAN OPERATIONS

Tuesday, July 15, 2003 Calgary, Alberta - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce a successful field extension well at Tasour #10 on Block 32 in the Republic of Yemen and commencement of the natural gas exploration drilling program in Canada.

Block 32, Yemen (13.81% working interest)

The Tasour #10 well was directionally drilled to test a significant western extension of the Tasour field. The Tasour #10 well found oil in the main Qishn S-1A producing zone. The well was placed on production at a rate of approximately 1,200 barrels of oil and 3,750 barrels of water per day. This discovery has extended the mapped Tasour field length from 3.3 kilometers to approximately 6.8 kilometers. The well is connected by pipeline to the Tasour Central Production Facility. With the addition of Tasour #10, the Tasour field is producing approximately 20,000Bopd (2,762 Bopd to TransGlobe) with all wells at full capacity.

Additional seismic reprocessing and remapping work is underway to select new drilling locations in the Tasour #10 western field extension area. It is anticipated the first of these locations will commence drilling in Q-4 2003. The Tasour #10 well results are expected to increase the reserves assigned to the Tasour field. A third party engineering firm will conduct a reserve evaluation by year end.

Block S-1, Yemen (25.0% working interest)

Engineering evaluation is underway on the An Nagyah light oil discovery to determine field reserves and project economics which are expected to lead to a commercial development. It is anticipated that the evaluation will be completed by September or October of this year.

Canada

With record cash flow from Yemen in 2002 and early 2003, the Company expanded the Canadian budget to focus on natural gas projects. To date, the Company acquired mineral rights on 7,800 net acres in 2003 and farmed-in on an additional 5,600 (2,900 net) acres. The Company plans to acquire additional mineral rights and is negotiating several farm-in proposals. The majority of the land is located in Central Alberta on three main prospects, of which two are new focus areas for the Company.

The Company commenced an initial four well drilling program in June, of which three have been drilled to date. The first three wells (100% working interest) were cased as potential gas wells and are expected to be tested in the next few weeks. The Company is planning a second drilling program of six to eight wells to commence in August. Successful wells could be on production by late 2003 as all the prospects are near existing infrastructure and can be accessed year round.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION /s/ Lloyd W. Herrick______ Lloyd W. Herrick, V ice President & C.O.O.

For further information, please contact:

Ross Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com